UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )*

                            EDUCATIONAL MEDICAL INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   281490102
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                                 (CUSIP Number)


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*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G
CUSIP No. 281490102
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Pecks Management Partners Ltd.
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2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
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3     SEC Use Only

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4     Citizenship or Place of Organization

      New York
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                  5     Sole Voting Power
  Number of
   Shares               878,692
Beneficially            --------------------------------------------------------
  Owned By        6     Shared Voting Power
    Each
  Reporting             -0-
   Person               --------------------------------------------------------
    With          7     Sole Dispositive Power

                        878,692
                        --------------------------------------------------------
                  8     Shared Dispositive Power

                        -0-
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9     Aggregate Amount Beneficially Owned by Each Reporting Person

      878,692
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10    Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares* |_|

      Not Applicable
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11    Percent of Class Represented By Amount in Row (9)

      12.66%
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12    Type of Reporting Person*

      IA
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 5 pages

Item 1(a).     Name of Issuer

               EDUCATIONAL MEDICAL INC. (the "Company")

Item 1(b).     Address of Issuer's Principal Executive Offices

               1327 Northmeadow Parkway, Suite 132
               Roswell, GA 30076

Item 2(a).     Name of Person Filing

               Pecks Management Partners Ltd. ("Pecks")

Item 2(b).     Address of Principal Business Office

               One Rockefeller Plaza
               New York, NY  10020

Item 2(c).     Citizenship

               New York

Item 2(d).     Title of Class of Securities

               Common Stock of the Company (the "Common Stock")

Item 2(e).     CUSIP Number

               281490102

Item 3(e).
               Pecks is filing this Schedule 13G as an Investment Advisor registered under section 203 of the Investment Advisors Act of 1940.

Item 4.        Ownership

               (a) Amount Beneficially Owned:  878,692

               (b) Percent of Class:  12.66%

               (c) Number of shares as to which such person has:
                        (i)   sole power to vote or to direct the vote: 878,692

                        (ii)  shared power to vote or to direct the vote: Not
                                   applicable
                        (iii) sole power to dispose or to direct the disposition
                                   of: 878,692
                        (iv) shared power to dispose or to direct the
                                   disposition of: Not applicable


                                Page 3 of 5 pages

Item 5.        Ownership of Five Percent or Less of a Class

               Not Applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

               The Common Stock as to which this Schedule 13G relates are owned by three investment advisory clients of Pecks, which clients would receive dividends and the proceeds from the sale of such shares. One such client, Delaware State Employee's Retirement Fund, is known to have such interest with respect to more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               Not Applicable

Item 8. Identification and Classification of Members of the Group

               Not Applicable

Item 9.        Notice of Dissolution of Group

               Not Applicable

Item 10.       Certification

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                Page 4 of 5 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             Dated:  February 12, 1997


                                             PECKS MANAGEMENT PARTNERS LTD.


                                             By:  /s/ Robert J. Cresci
                                                  ------------------------------
                                                  Robert J. Cresci
                                                  Managing Director


                                Page 5 of 5 pages